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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23689

SEC Mail Processing
MAR 02 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Northern Trust Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-Dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 S. LaSalle Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Kristin Missil 312-630-6942
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

KPMG LLP
(Name - *if individual, state last, first, middle name)*

200 E. Randolph Drive, Suite 5500	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra Mairs Griewahn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northern Trust Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Debra A. Griewahn

Title: Chief Financial Officer

Notary Public ***

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHERN TRUST SECURITIES, INC.

(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

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**** Based upon the Commission staff statement "Updated Division of Trading and Market Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" (June 18, 2020) and difficulties arising from COVID-19, Northern Trust Securities, Inc. is making this filing without notarization.*

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Northern Trust Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
February 28, 2023

NORTHERN TRUST SECURITIES, INC.
(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	1,969,598
Cash segregated under federal and other regulations		3,998,055
Net receivable from clearing broker		33,780,139
Securities owned, at fair value		95,107,524
Other receivables		9,400,851
Fixed assets, net of accumulated depreciation and amortization of $888,027		146,191
Goodwill		1,637,674
Deferred tax assets, net		2,130,027
Intangible asset, net		203,197
Other assets		635,987
Total assets	$	149,009,243
Liabilities and Stockholder's Equity		
Payable to employees	$	9,099,865
Payable to affiliates		5,593,109
Payable to customers		1,615,827
Accounts payable, accrued expenses and other liabilities		3,621,261
Taxes payable to Parent		1,505,243
Total liabilities	$	21,435,305
Stockholder's equity		
Common stock, $0.01 par value, authorized 20,000 shares, outstanding 1,475 shares	$	15
Additional paid-in capital		6,697,485
Retained earnings		120,876,438
Total stockholder's equity		127,573,938
Total liabilities and stockholder's equity	$	149,009,243

See accompanying notes to financial condition.

NORTHERN TRUST SECURITIES, INC.

(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Notes to Statement of Financial Condition

December 31, 2022

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer and registered investment advisor with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker-dealer.

The Company is a wholly-owned subsidiary of Northern Trust Corporation (the Parent). Substantially all customers of the Company are also clients of affiliated entities.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below:

(a) Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Securities Owned, At Fair Value and Securities Sold, Not Yet Purchased

The Company holds securities consisting of debt securities and a money market equity instrument. The Company may have a liability from Securities sold, not yet purchased as a result of the normal course of business that may consist of equity, debt or option securities. Securities owned and securities sold, not yet purchased are recorded on a trade date basis and carried at fair value. Fair value of securities is based on quoted prices in active markets or determined by external pricing vendors based on the extent to which the inputs are observable in the marketplace.

(c) Fixed Assets

Office equipment is carried at original cost less accumulated depreciation. Software is reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

(d) Goodwill and Client Relationship Asset

Goodwill is not subject to amortization. The client relationship asset is included in intangible asset, net on the Statement of Financial Condition. Goodwill and the client relationship asset are reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

(e) ***Allowance for Expected Credit Losses***

Fees receivable resulting from revenue transactions with customers are assessed under a separate process, based on an aging schedule.

The allowance for credit losses assigned to financial assets is presented as a contra-asset within Other assets on the Statement of Financial Condition. The portion of the allowance assigned to the Company's off-balance sheet credit exposure is reported in Accounts payable, accrued expenses, and other liabilities on the Statement of Financial Condition.

(f) ***Deferred Taxes***

The Company is included in the consolidated federal and state income tax returns filed by the Parent.

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Only tax positions that are considered more-likely-than-not to be sustained are recorded in the financial statements. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(g) ***Translation of Foreign Currencies***

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

(3) Contracts with Customers

A contract asset is recorded when services have been provided to the customer but the Company's right to receive payment is conditional on certain contractual terms, other than the passage of time. A contract asset is transferred to and recognized as a receivable when the right to receive payment becomes unconditional.

The following table presents contract asset balances related to soft dollar arrangements and referral services, which are included in Other receivables on the Statement of Financial Condition. Other receivables that are not contract assets are composed primarily of commissions earned on trades executed on behalf of clients.

	December 31, 2022	
Contract Liabilities	$	1,615,827
Other Payables to Customers		7,861,743
Total	$	9,400,851

A contract liability is recorded when payment is received for services that the Company has not yet provided. The contract liability balances as of December 31, 2022 amounted to $1,615,827 and were related to soft dollar arrangements, which are included in Payable to customers on the Statement of Financial Condition.

(4) Transactions with Affiliates

The intercompany service arrangements between the Company and other companies within Northern Trust Corporation (Group) are part of a single global methodology, referred to as the global transfer pricing methodology.

Transfer pricing refers to the determination of compensation for transactions conducted between commonly controlled companies. The determination of an appropriate level of compensation is relevant for all transactions between affiliates for the provision of services and intercompany financing.

This methodology uses a residual profit split approach that allocates profit through the recognition of an entity's contribution to revenues and expenses, its function in the Group, and its assets, client relationships, and risk profile. The framework also takes into consideration that each Group service line may engage multiple affiliates to perform functions of varying complexity and value. The impact of the transfer pricing methodology is recorded in S to affiliates on the Statement of Financial Condition.

The Company maintains its bank accounts with affiliates of the Parent, which are included in cash on the Statement of Financial Condition.

The Company reimburses the Parent for taxes paid on behalf of the Company in accordance with a tax-sharing agreement.

(5) Net Receivable from Clearing Broker

Net receivable from clearing broker at December 31, 2022 represents cash on deposit with clearing broker and receivable for transactions pending settlement related to the Company's principal trades, and consist of the following:

	Receivable	Payable	Total
Cash	$ 33,066,269	$ (112,528)	$ 32,953,741
Security transactions pending settlement	790,125	36,273	826,398
Total	$ 33,856,394	$ (76,255)	$ 33,780,139

In addition, the other receivables amount on the statement of financial condition also contains $6,810,515 of net amounts due from clearing broker related to commission revenues and expenses related to customers' securities and mutual fund 12B-1 fees.

(6) Securities Owned, at Fair Value

Securities owned, at fair value as of December 31, 2022 consist of the following:

	Securities owned at fair value
Corporate debt securities	$ 50,452
Corporate equity securities, including money market instruments	95,000,000
Government bonds, agency, and municipal obligations	57,072
Total	$ 95,107,524

(7) Allowance for Credit Losses

The Company's assets and off-balance-sheet credit exposure subject to the reserving methodology under ASC 326 Financial Instruments – Credit Losses include primarily cash deposit with other financial institutions, receivables, and certain indemnifications provided by the Company to third parties. December 31, 2022:

	Allowance for other financial assets	Allowance for off-balance sheet	Total allowance for credit losses
Balance at December 31, 2022	$ 9,983	$ 874	$ 10,857

As of December 31, 2022, Northern Trust Corporation, and ultimately the Company, employed multiple scenarios over a reasonable and supportable period of two years to project future conditions. The reversion to historical loss experiences was performed on a straight-line basis over four quarters.

The allowance estimate is sensitive to changes in the amount of credit exposure and macroeconomic forecasts. Increases in the amount of credit exposure will increase the reserve, all else being equal. Similarly, deteriorating projections for macroeconomic conditions will also result in an increase of the allowance.

(8) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined-benefit pension plan (the Plan). The annual contribution rate is fixed by the Parent and provides for funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Plan may be eligible for postretirement healthcare coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, copayment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available.

(9) Fixed Assets

A summary of Fixed Assets is presented below:

	Original cost	Accumulated depreciation and amortization	Net book value
Software	1,014,695	868,504	146,191
Total Fixed Assets	$ 1,034,218	$ 888,027	$ 146,191

(10) Deferred Taxes

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Deferred compensation is the most significant temporary difference. Net deferred tax assets were $2,130,027 at December 31, 2022. No valuation allowance related to deferred tax assets has been recorded at December 31, 2022, as management believes it is more likely than not that the deferred tax assets will be fully realized.

(11) Fair Value Measurements

Fair value under GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

The following describes the hierarchy of valuation inputs (Level 1, 2, and 3) based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. GAAP requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized within the hierarchy based on the lowest level input that is significant to their valuation.

Securities owned consist entirely of corporate debt securities, government bonds, agency, and municipal obligations that are not actively traded and the fair values of which are determined by external pricing vendors, as well as corporate equity securities, including money market funds, for which fair values are observable through published net asset values.

Securities are measured at fair value on a recurring basis. Assets, consisting of Securities owned, totaled $95,107,524 at December 31, 2022 with the Company's fair value hierarchy summarized by the following table:

		Fair Value Measurement Using		
	Fair Value	**Level 1**	**Level 2**	**Level 3**
Corporate debt securities	$ 50,452	$ —	$ 50,452	$ —
Corporate equity securities, including money market instruments	95,000,000	95,000,000	—	—
Government bonds, agency, and municipal obligations	57,072	—	57,072	—
Total assets	$ 95,107,524	$ 95,000,000	$ 107,524	$ —

All Level 2 securities are valued using external pricing vendors.

As of December 31, 2022, the Company's other financial assets and liabilities are considered to approximate their carrying value because they have limited counterparty credit risk exposure and are short-term in nature.

Assets	Level 1	Level 2	Level 3	Carrying amount	Estimated fair value
Cash and cash equivalents	$ 5,967,653	$ —	$ —	$ 5,967,653	$ 5,967,653
Receivable from clearing broker	33,780,139	—	—	33,780,139	33,780,139
Securities owned	95,000,000	107,524	—	95,107,524	95,107,524
Other receivables	—	9,400,851	—	9,400,851	9,400,851
Total assets	$134,747,792	$ 9,508,375	$ —	$144,256,167	$144,256,167

	Level 1	Level 2	Level 3	Carrying amount	Estimated fair value
Liabilities					
Payable to employees	$ —	$ 9,099,865	$ —	$ 9,099,865	$ 9,099,865
Payable to affiliates	—	5,593,109	—	5,593,109	5,593,109
Payable customers	—	1,615,827	—	1,615,827	1,615,827
Accounts payable, accrued expenses, and other liabilities	—	3,621,261	—	3,621,261	3,621,261
Total liabilities	$ —	$19,930,062	$ —	$ 19,930,062	$ 19,930,062

(12) Off-Balance Sheet Risk and Concentration of Credit

Customer transactions generally settle two business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2022 are adequate to mitigate the risk of material loss. For the year ended December 31, 2022, no indemnity payments were made to the clearing broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are corporate debt securities, corporate equity securities, including money market instruments and government bonds, agency, and municipal obligations. The largest position of any single issuer at December 31, 2022 was a Corporate equity security in a money market fund at an amount of $95,000,000.

In addition to the clearing broker, the Company also indemnifies and guarantees certain other service providers, such as executing brokers, banks, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(13) Legal Proceedings

From time to time the Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position of the Company.

(14) Cash Segregated under Federal and Other Regulations

Cash of $3,998,055 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(15) Goodwill and Intangible Asset

Goodwill and an intangible asset resulted from the Company's participation in the May 2016 acquisition of Aviate Global LLP (Aviate), an institutional brokerage firm, by Northern Trust Corporation.

(a) Goodwill

The Company has recorded goodwill to the extent that the purchase price of the acquisition exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The Company's policy is to test goodwill for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

(b) Intangible Asset, net

The Company has recorded an intangible asset for a specifically identified intangible asset that was acquired in the acquisition. Intangible assets that are determined to have a definite life are amortized on a straight-line basis over the determined life of the respective asset. The Company's policy is to test identified intangible assets for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

The gross carrying amount and accumulated amortization as of December 31, 2022 relating to goodwill and the intangible asset acquired as part of the transaction are as follows:

	Original cost	Accumulated amortization	Net book value
Goodwill	$ 1,637,674	$ —	$ 1,637,674
Client Relationship Asset	942,000	738,803	203,197
Goodwill and Other Intangible Assets	$ 2,579,674	$ 738,803	$ 1,840,871

(16) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements.

	At December 31, 2022
Net capital	$ 117,872,426
Net capital in excess of the $250,000 requirement	117,622,426
Net capital ratio	0.2:1

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemption provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and is also filing the exemption report because the Company's other business activity contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 is limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings).

(17) Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were available to be issued on February 28, 2023, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements other than items described above as of December 31, 2022.

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